May 11, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Mr. Courtney Lindsay

Re:	Trinity Merger Corp. (the “Company”) Registration Statement on Form S-1 File No. 333-224244

Dear Mr. Lindsay:

On May 7, 2018, we filed a letter with the Securities and Exchange Commission via EDGAR requesting, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-224244) (the “Registration Statement”) so that it may be declared effective on May 9, 2018, at 4:00 p.m., New York City time, or as soon thereafter as practicable. We are no longer requesting that the Registration Statement be declared effective at such time and hereby formally withdraw our request for acceleration of the effective date to such time.

Pursuant to Rule 461 of the General Rules and Regulations under the Act, we hereby join in the request of the Company that the effective date of the Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m., New York City time, on May 14, 2018, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Gibson, Dunn & Crutcher LLP, requests by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, we hereby advise you that as of the date hereof, 401 copies of the Preliminary Prospectus initially dated April 11, 2018 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

We confirm that the underwriters participating in the offering have complied with, and will continue to comply with, the requirements of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

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[signature page follows]

Very truly yours,

B. RILEY FBR, INC.

By:	/s/ Patrice McNicoll
Name: Patrice McNicoll
Title: Co-Head Investment Banking

[Signature Page to Underwriters’ Acceleration Request Letter]